UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 15, 2021
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on December 15, 2021, entitled "Notifiable trading ".

Notifiable trading

Equinor’s share saving plan allocates shares.

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 10 December 2021 for use in the group’s share saving plan have on 15 December 2021 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 12,111,104 shares.

As participants in the share saving plan, Equinor’s primary insiders, and their close associates have on 15 December been allocated shares at an average price of NOK 233.73.

Details on individual allocation of shares to primary insiders are set forth in the attached overview. The attached overview also contains certain allocations of shares to primary insiders during 2021 not previously reported.

This information is subject to disclosure obligations pursuant to the EU Market Regulation, ref. section 3-1 in the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: December 15, 2021	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer